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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549	Milan

Attention:	Pamela Long, Assistant Director
Frank Pigott, Staff Attorney

	Re:	Codexis, Inc.
Registration Statement on Form S-3 Filed December 9, 2016
File No. 333-215025

Ladies and Gentlemen:

Codexis, Inc. (the “Company”) has filed on the date hereof Amendment No. 1 (“Amendment No. 1”) to the Company’s above referenced Registration Statement on Form S-3 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2016 (the “Original Registration Statement”).

This letter responds to the comments received on December 21, 2016 from the staff of the Commission (the “Staff”). The Company’s responses are as follows. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. In the Company’s responses below, all page numbers refer to Amendment No. 1. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Original Registration Statement, as well as a copy of this letter.

Description of Purchase Contracts, page 23

1. We note your disclosure that you may issue purchase contracts for the purchase or sale of debt or equity securities issued by third parties. Please note that even if you have an exemption available for the offer and sale of securities of third

December 27, 2016

parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For further guidance, please see our Securities Act Sections C&DI paragraph 203.03 and the Staff’s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying purchase contracts, please remove these references from the prospectus.

Response: In response to the Staff’s comment, the Company has revised page 23 of the Registration Statement to remove references to purchase contracts for the purchase or sale of debt or equity securities issued by third parties.

Exhibits Index

2. We note that your footnote disclosure to the exhibit index indicates that the Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939 will be filed by amendment or incorporated by reference. Please revise the exhibit list to clarify that you will file the Statement of Eligibility on Form T-1 in accordance with the requirements of Item 601(b)(25) of Regulation S-K. If you intend to designate the trustee on a delayed basis, please be aware that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K. For additional guidance, please refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to the Registration Statement to clarify that the Company will file the Statement of Eligibility on Form T-1 in accordance with the requirements of Item 601(b)(25) of Regulation S-K.

* * * * * *

December 27, 2016

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by email at patrick.pohlen@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen of LATHAM & WATKINS LLP

cc:	John Nicols, Codexis, Inc.
Gordon Sangster, Codexis, Inc.
Kathleen Wells, Latham & Watkins LLP
Alexander White, Latham & Watkins LLP